Exhibit 99.1

Eco Wave Power Signed a Contract with a Major Energy Company for a Demonstration to Harness Energy from the Waves at the Port of Los Angeles.

Eco Wave Power and Major Energy Company will Develop First-Ever US Wave Energy Pilot Station at AltaSea’s Premises in the Port of LA

LOS ANGELES, California (April 11, 2024) – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”) today announced that it has entered an agreement with a major energy company (full name can be seen in the Company’s recent 20-F report) to participate in the development of Eco Wave Power’s first project in the United States.

Recently, Eco Wave Power announced that it has conducted a comprehensive feasibility study, with the same major energy company, aimed at identifying the top locations for commercial onshore wave energy stations along the U.S. coastline and worldwide. The three-month, in-depth feasibility study which now has been completed, has shown favorable conditions for clean energy production in multiple locations in the U.S. and globally. In the study, Eco Wave Power has pointed out to at least 77 sites in the U.S. which may be compatible for the implementation of the Eco Wave Power technology.

“Harnessing the power of ocean waves is a crucial step in reshaping the renewable energy landscape to meet the net-zero goals we must reach if we want to save our planet,” said Eco Wave Power Founder and CEO Inna Braverman. “I am thrilled to work with an industry leader to bring wave energy to life in the United States. This underscores our commitment to sustainable innovation, and signifies a pivotal moment as we move towards a cleaner, greener future.”

Eco Wave Power developed a technology that efficiently converts the constant motion of the ocean into clean, grid-connected energy. The company has installed power stations in multiple locations. In August 2023, Eco Wave Power officially connected its landmark EWP-EDF One power station in Tel Aviv to the grid – the first time wave energy has provided power to Israel’s national energy grid.

Wave energy has continued to gain significant momentum in the United States since Eco Wave Power first announced its pilot station at the Port of Los Angeles. The Governor of California Gavin Newsom signed Senate Bill 605 (“SB 605”) into law that directs the state’s Energy Commission to conduct an extensive feasibility study of wave and tidal energy along California’s coast. This is the first legislation of its kind that actively explores the costs and benefits of implementing wave energy technology. A similar bill in New Jersey is under consideration by the state legislature.

The United States Department of Energy’s National Renewable Energy Laboratory found that wave energy in the United States alone has the technical resource potential to produce over 1,400 TWh/year – enough to power 130,000,000 homes.

Arnold Schwarzenegger and Inna Braverman visiting the Wave Energy Conversion Unit in the Port of LA.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company completed construction of and received all approvals for its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology.” The EWP-EDF One station project marks the first grid-connected wave energy system in Israeli history. Eco Wave Power will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses that the Company is expected to be the first ever ocean energy power station in the United States, and that the Company’s pilot station is set to be installed in the coming months. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. For example, the Company is using forward-looking statements when it discusses: the prospective development of the Company’s project at the Port of Los Angeles, the belief that harnessing wave energy is a crucial step to reshaping the renewable energy landscape, the commitment to sustainable innovation by the Company, the prospect of future legislation regarding wave energy in the U.S. and the potential of wave energy to power 130,000,000 homes. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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